FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

The following are excerpts from DuPont de Nemours, Inc.’s earnings press release and earnings slides issued on October 29, 2020 and from the transcript from its earnings call held on October 29, 2020.

Excerpt from Earnings Press Release

Breen continued. “Execution of these Non-Core divestitures and the continued progress towards the anticipated closing of the Nutrition & Biosciences transaction in the first quarter 2021 exemplify our commitment to create both market-leading businesses and value for our shareholders.”

Excerpt from Earnings Slides and Remarks

Remarks made by Edward Breen, Executive Chair and CEO of DuPont

I am also pleased with the progress that we have made in advancing the N&B & IFF transaction as well as the divestiture of Non-Core assets. In August, IFF shareholders voted overwhelmingly in favor of the transaction and we remain on track for a first quarter 2021 close. We are targeting February 1st.

Remarks made by Lori Koch, CFO of DuPont

As we show on slide 7, we will continue to strengthen our balance sheet with the anticipated closing of the N&B & IFF deal in the first quarter of next year as well as the closing of the Biomaterials deal in the first half of 2021. These transactions alone will generate over $7.5 billion of cash proceeds, nearly $2.5 billion of which we will have available after planned debt repayments to use to for creating shareholder value. As we said earlier, we have significantly improved our net debt position with the reduction of commercial paper balances, and we do not have any debt repayments until the fourth quarter of 2023, beyond those that we intend to satisfy with the proceeds from the N&B and IFF deal.

Remarks made by Edward Breen, Executive Chair and CEO of DuPont

And now turning to Slide 8, we highlight the progress we’ve made since announcing the N&B and IFF transaction. During the quarter, we completed two additional milestones. In August, IFF shareholders voted overwhelmingly in favor of the transaction with more than 99% of the votes cast in favor of the deal. Then in September, N&B issued $6.25 billion of senior unsecured notes in a private placement. The net proceeds from the offering are intended to fund part of N&B special cash payment of $7.3 billion to DuPont. The net proceeds are held in escrow until the deal closes. The offering was more than 5x oversubscribed and resulted in a very favorable cost of borrowing for these notes. We continue to make progress regrading regulatory approval. And additionally, our integration planning remains on track as the teams work to a first quarter 2021 closing. I remain excited about this combination and confident that the new company will be well positioned for growth and to deliver sustainable value for shareholders.

Earnings Call Question and Answer

Question from Steve Tusa:

Can you just maybe comment on the — there was a bit of a change of language in the last filing with regards to the IFF transaction around your decision on whether you’re going to spin or split. Can you maybe just talk about what your thoughts are there? Looks like maybe a split is more likely, but you want to obviously maintain the flexibility and optionality with the kind of whole cleanup spin dynamic. Maybe just talk about what your latest thoughts are on that front.

Answered by Ed Breen:

Yes, Steve. We will be making that decision by mid-December. And we truly have not made a decision yet. I wouldn’t put a leaning one way or the other on it. We took some language change because we wouldn’t do a hybrid type approach. We’ll pick one or the other, and that was the change in language. But no decision at this point in time. I wouldn’t read anything into it.

Question from David Begleiter:

Got it. And Ed, with the IFF transaction three months away from closing, what are your updated thoughts on what’s next for the DuPont portfolio? Specifically, perhaps on unlocking some value in E&I through maybe another RMT? Thank you.

Answered by Ed Breen:

Yeah, David, as I said a few minute ago, we’re operationally going to run new DuPont the way we are. We want to clean up the noncore some more, so we’re very focused on that. Also, from a portfolio standpoint. We’ll be in an interesting position going into next year with the cash we’re receiving from the IFF transaction. As Lori mentioned, we’ll have at least $2.5 billion to $3 billion of excess cash available. So as I said, we’ll be talking to the board about how we’re going to deploy that to create shareholder value in 2021. And I would expect a few maybe bolt-on acquisitions would fit in there next year if they make financial sense for us to do.

Question from Mike Sisson:

Hey, good morning. Nice quarter. In terms of Nutrition & Biosciences, your EBITDA growth is up high single digits or so this year, tough sales comps. So if you think about getting better growth in that business next year, where do you think EBITDA growth should sort of be as volumes return?

Answered by Lori Koch:

Yes, so we’ve always thought that the N&B portfolio could get closer to the company average from a margin perspective, so looking at 26% or 27%. So they’ve got continued upside. A lot of that is really going to come from just a higher favorable mix. So as they grow probiotics, as they grow their enzyme portfolio, as they grow their meatless meat market, those are all very high margin product lines that will life the overall margin in the segment.

Question from Mike Sisson:

Great, quick follow-up then. If you do get to close the business on February 1, how do you feel about the integration synergy potential? You’ve had a year here to plan for it. Is there upside? And if there is, where could that be?

Answered by Ed Breen:

Well, I won’t talk about if there’s upside, I should probably leave that to the IFF team when they do their earnings, that would not be fair of me. But I feel good about it. We’ve got multiple teams, as we did when we did Dow DuPont and all that, working on all the integration efforts. We’re right on track. By the way, I must say I’m surprised we’re doing as well as we are considering everyone is working at home. But every one of the work streams is right on track. Lori and I review it literally weekly with the IFF team. So we’re ready to go on the synergy work that we’ve outlined publicly, and we’ll get off to a very quick start.

Question from John Roberts:

And then do you think you’ll report your yearend before February 1 close or after? And do we get N&B as a discontinued op in 4Q if you report after February 1? Just trying to figure out the information flow we’re going to get here over the next few months.

Answered by Lori Koch:

Yes. So I would look at us mostly likely to be after the Feb 1 spin date, so we can report kind of on a remain co basis. When we report, disc ops will be a function of when we make the decision on spin versus split. So if we end up doing a split, you have to do disc ops earlier. If you end up doing a spin, you do disc ops as of the separation date.

Question from Arun Viswanathan:

Thanks. Then as a follow-up, could you also just talk about your plans for the proceeds? I know that from N&B separation, I know that you’ve talked about buybacks for $2.3 billion of it and de-leveraging to the rest. Is that still your current thinking or how are you thinking about deploying that capital? Thanks.

Answered by Ed Breen:

Yeah, $5 billion of that money from IFF N&B will be used to de-lever and pay down debt, so we’ll be in a great shape balance sheet wise when that occurs. And then I would I think as I had mentioned, I don’t want to get into exact numbers, but I would think we’re doing share repurchase with where our multiple is at as we get into next year. We still want to gauge the effect of COVID and cases picking up and all of that, but that would probably be our leaning along with some bolt-on M&A.

Answered by Lori Koch:

Yes, if I could just add on to that conversation, we really did a nice job and I want to highlight in the quarter, of reducing commercial paper. So we were able to use the proceeds from the Hemlock and TCS transaction as well as organic cash flow generation to take that down to just under $400 million for the quarter. We’ve taken it down even since the quarter close and we’ll continue to do that, so that will be a nice tailwind heading into 2021, not only from an interest expands perspective, but just giving us flexibility to use those $2.3 billion of proceeds for either M&A or shareholder remuneration.

Question from
Frank Mitch:	Thank you so much, and nice quarter. I just wanted to follow-up on IFF since part of the DuPont value proposition is tied up in IFF share price and obviously we’ve seen a 20% decline over the past month. Ed, in your discussions with management there, what’s your confidence level that that can turn around? Any thoughts that you can share there?
Answered by
Ed Breen:	Yeah, Frank, I don’t want to get into too much detail, but I think there’s some technical going on right now with that. I’ve seen some reports. I think one of the analysts on this call wrote a nice report the other day. So I think there’s some things going on short term, maybe over spends have created some pressure. But look, these sets of businesses, the IFF sets of businesses, the N&B, they do very well when there’s distress in the system because of the end markets that we’re in. So these are consistent performers. Yeah, there will be pockets of weakness like we saw because nobody is in airports buying chewing gum and all that. But generally speaking, they’re going to do very well though this and we’ve got a lot of synergies coming up to create additional value for shareholders. So look, my gut is, all that settles down here rather quickly as we get closer and closer to getting the deal done.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement has been sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.